UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Retek Inc.

(Name of Subject Company)

Ruby Merger Corp.
Oracle Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

76128Q109
(Cusip Number of Class of Securities)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$543,705,814	$63,994

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon (a) an estimate of the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       Not applicable.                    Filing Party:     Not applicable.

Form or Registration No.:      Not applicable.                         Date Filed:     Not applicable.

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

Items 1 through 9, and Item 11
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.I: OFFER TO PURCHASE
EX-99.A.1.II: FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.III: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.IV: FORM OF LETTER TO BROKERS, DEALERS
EX-99.A.1.V: FORM OF LETTER TO THE CLIENTS
EX-99.A.1.VI: GUIDELINES FOR CERTIFICATION OF TAXPAYER ID NUMBER
EX-99.A.1.VII: FORM OF SUMMARY ADVERTISEMENT
EX-99.A.5.II: TRANSCRIPT OF CONFERENCE CALL
EX-99.A.5.III: CUSTOMER BENEFITS SLIDE PRESENTATION
EX-99.A.5.IV: PARENT LETTER TO RETEK CUSTOMERS AND PARTNERS
EX-99.A.5.V: CUSTOMER AND PARTNER BENEFITS SLIDE OF PARENT
EX-99.D.1.I: FORM OF AGREEMENT AND PLAN OF MERGER

Items 1 through 9, and Item 11.

     This Tender Offer Statement on Schedule TO is filed by Oracle Corporation, a Delaware corporation (“Parent”), and Ruby Merger Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Retek Inc., a Delaware corporation (the “Company”), at $9 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

     Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated March 9, 2005.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Form of summary advertisement dated March 9, 2005.

(a)(5)(i)	Text of press release issued by Parent dated March 8, 2005.*

(a)(5)(ii)	Transcript of conference call held by Parent on March 8, 2005.

(a)(5)(iii)	Customer Benefits Slide Presentation of Parent dated March 8, 2005.

(a)(5)(iv)	Parent Letter to Retek Customers and Partners dated March 9, 2005.

(a)(5)(v)	Customer and Partner Benefits Slide of Parent.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)(i)	Form of Agreement and Plan of Merger by and among Parent, the Purchaser and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2005

ORACLE CORPORATION

By:	/s/ Safra Catz
	Name:	Safra Catz
	Title:	President

RUBY MERGER CORP.

By:	/s/ Safra Catz
	Name:	Safra Catz
	Title:	Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated March 9, 2005.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Form of summary advertisement dated March 9, 2005.

(a)(5)(ii)	Transcript of conference call held by Parent on March 8, 2005.

(a)(5)(iii)	Customer Benefits Slide Presentation of Parent dated March 8, 2005.

(a)(5)(iv)	Parent Letter to Retek Customers and Partners dated March 9, 2005.

(a)(5)(v)	Customer and Partner Benefits Slide of Parent.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)(i)	Form of Agreement and Plan of Merger by and among Parent, the Purchaser and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.